January 12, 2012
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063723-0101

Via EDGAR System

Mr. Kevin Rupert U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	OCM Mutual Fund (File No. 811-04010)
Schedule 14A Preliminary Proxy Statement
Filed on January 4, 2012

Dear Mr. Rupert:

On behalf of our client, OCM Mutual Fund, a Massachusetts business trust (Investment Company Act File No. 811-04010), which is comprised of one portfolio, the OCM Gold Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Kevin Rupert (202-551-6966), with respect to the above-referenced preliminary proxy statement of the Fund (the “Proxy Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

January 12, 2012

Proxy Statement

2.  Please complete the blanks in the Proxy Statement prior to filing the definitive Proxy Statement.

Response:  As requested, the Fund will complete the blanks prior to filing the definitive Proxy Statement.

3.  In the discussion on the reasons for approving the new advisory fee structure, there is a discussion on inflation increasing the operating costs of the investment adviser over the past 23 years.  Please address the revenue of the Adviser over this period of time.

Response:  As requested, the Fund has revised this disclosure to address the investment adviser’s revenue in relation to inflation over the past 23 years.  It reads as follows:

“inflation over the past 23 years has increased the operating costs of the Adviser and has lowered the advisory fee levels on an inflation adjusted basis, resulting in less revenue on an inflation adjusted basis;”

4.  In the discussion on broker non-votes, please indicate whether brokers have discretionary voting power with regard to the approval of the new investment advisory agreement.

Response:  As requested, the Fund has revised this disclosure to indicate that brokers do not have discretionary voting power with regard to the approval of the new investment advisory agreement.

5.  In the discussion on the new advisory fee structure and board deliberations respecting the determination to approve the new advisory fee structure, please revise the disclosure to more clearly state that the difference between the old and new advisory fee structures and to explain why the board approved the new break points, which result in significantly higher fees at higher asset levels.

Response:  As requested, the Fund has revised this disclosure to read as follows:

“There are no material differences between the New Agreement and the Current Agreement, other than the increased investment advisory fee, nor are there any material differences in the Adviser’s obligations under the New Agreement.  The revised fee will be higher at virtually all asset levels, but particularly at higher asset levels.  At asset levels equal to or less than $250 million the current fee structure results in the Fund paying an advisory fee that ranges from 1.00% to 0.375%, while the new fee structure results in the Fund paying an advisory fee of 0.95% on all such assets.  On assets levels in excess of $250 million the current fee structure results in the Fund paying an advisory fee of 0.375%, while the new fee structure results in the Fund paying an advisory fee that ranges from 0.80% to 0.60% on such assets.  See “Reasons for the New Fee Structure and Board Deliberations” for a discussion of the Board’s determination to approve the new fee structure.  If the New Agreement is approved by the shareholders of the Fund, it will become effective on March 29, 2012.”

January 12, 2012

“In concluding that the new advisory fees payable by the Fund were reasonable, the Trustees reviewed the profits to be realized by the Adviser from its relationship with the Fund and concluded that such profits were reasonable and not excessive.  They noted that the revised fee will be higher at virtually all asset levels, but particularly at higher asset levels.  The Trustees concluded that such increase was appropriate due to the Fund’s current investment style, which, as noted below, involves a large universe of precious metal companies that requires extensive due diligence and research on the part of the Adviser regardless of the size of the Fund’s assets under management.”

6.  In the discussion on board deliberations respecting the determination to approve the new advisory fee structure, please revise the disclosure to indicate what type of comparable funds were considered by the board and to indicate whether the board considered other accounts managed by the investment adviser.

Response:  As requested, the Fund has revised this disclosure to read as follows:

“As part of its analysis, the Board considered the value of the research the Adviser received from broker-dealers executing securities transactions for the Fund.  The Trustees also reviewed the fees charged by the Adviser to other accounts that it manages, and reports comparing the expense ratios of each class and advisory fees paid by the Fund to those paid by other comparable mutual funds that invest either directly or in companies related to gold, other precious metals or commodities.  They concluded that the advisory fees paid by the Fund and the expense ratios of each class of the Fund were in the range of these other accounts and comparable mutual funds.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	Richard L. Teigen